                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------
                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)

                           Equalnet Holding Corp.
-----------------------------------------------------------------------------
                            (Name of the Issuer)


                   Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  294408109
-----------------------------------------------------------------------------
                               (CUSIP Number)

                               Dean H. Fisher
                          1250 Wood Branch Park Dr.
                            Houston, Texas 77079
                                281/529-4686
-----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 12, 1998
-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                               Page 1 of 9 Pages
                            Exhibit Index on Page 9

CUSIP No. 294408109                  13D                     Page 2 of 9 Pages

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Willis Group, LLC (76-0537286)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                   OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
-------------------------------------------------------------------------------
  NUMBER         7       SOLE VOTING POWER
    OF
  SHARES                               9,581,633
BENEFICIALLY     --------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                               -0-
    BY           --------------------------------------------------------------
   EACH
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                               9,581,633
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                      -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,581,633 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
-------------------------------------------------------------------------------

CUSIP No. 294408109                     13D             Page 3 of 9 Pages

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Michael T. Willis
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                      (b) x
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                          AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
-------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF                                 -0-
  SHARES         --------------------------------------------------------------
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                               9,581,633
    BY           ---------------------------------------------------------------
   EACH          9        SOLE DISPOSITIVE POWER
 REPORTING                             -0-
  PERSON         --------------------------------------------------------------
   WITH          10       SHARED DISPOSITIVE POWER
                                       9,581,633
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,581,633 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No. 294408109                        13D              Page 4 of 9 Pages
-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Mark Willis
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                 (b) x
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                    AF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
   NUMBER
    OF                    -0-
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
   OWNED                  9,581,633
    BY           ---------------------------------------------------------------
   EACH          9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                  -0-
   WITH          ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                          9,581,633
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,581,633 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    60%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                        13D              Page 5 of 9 Pages

-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          James T. Harris
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b) x
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                          AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
-------------------------------------------------------------------------------
  NUMBER         7       SOLE VOTING POWER
    OF
  SHARES                                   -0-
BENEFICIALLY     --------------------------------------------------------------
   OWNED         8        SHARED VOTING POWER
    BY                                     9,581,633
   EACH          --------------------------------------------------------------
 REPORTING       9        SOLE DISPOSITIVE POWER
  PERSON
   WITH                                    -0-
                 --------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                           9,581,633
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,581,633 shares of Common Stock underlying currently exercisable warrants and a convertible note or issuable, in the form of shares or warrants, pursuant to existing agreements.
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No. 294408109                   13D               Page 6 of 9 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 12, 1998, The Willis Group, LLC ("The Willis Group") entered into an Amendment to Switch Agreement with the Issuer and its subsidiary (the "Switch Amendment") pursuant to which it will receive (i) in exchange for the Switches and subject to certain conditions, an additional 1,000,000 shares of Common Stock and (ii) subject to a guaranty of certain financing, a warrant for the purchase of an additional 500,000 shares of Common Stock at $1.00 per share. Additionally, pursuant to the Switch Amendment, the terms of the warrant for the purchase of 400,000 shares of Common Stock were amended to change the exercise price to $1.00.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired their shares of Common Stock as part of their previously described plan to acquire control of the Issuer. The Filing Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership, however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         On February 12, 1998, the Filing Persons entered into the agreement described in Item 3 above (collectively with certain agreements described in Amendment No. 1 to this Schedule 13D, the "Agreements"). The Filing Persons intend to control the board of directors of the Issuer as a result of its potential acquisition of these and additional shares of Common Stock. There can be no assurance, however, that the Filing Persons and the Issuer will complete the transactions contemplated in the Agreements.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, none of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filing Persons beneficially own, directly or indirectly, the right, in the form of currently exercisable warrants and a convertible note, or pursuant to the Agreements, to acquire 9,581,633 shares of Common Stock of the Issuer, which constitutes 60% of the Common Stock outstanding based on the number of securities assumed to be outstanding on the Record Date (6,282,271) as contained in the Issuer's Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 17, 1998 and including as outstanding the 9,581,633 shares issuable to The Willis Group under currently exercisable warrants, a convertible note and the Agreements. Such securities, or the rights thereto, were acquired pursuant to the transactions described in Item 3 hereof, the initial filing of and Amendment No. 1 to this
Schedule 13D.

         (b) Of the shares beneficially owned by the Filing Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 9,581,633 shares of Common Stock they have the right to acquire under currently exercisable warrants, a convertible note and the Agreements and each of Messrs. Mike Willis, Mark Willis and Harris, as 47.5%, 47.5% and 5% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4 hereof.

CUSIP No. 294408109                         13D               Page 7 of 9 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Amendment to Switch Agreement between EqualNet Holding Corp., EQ Acquisition Sub, Inc. and The Willis Group, LLC dated February 12, 1998.

         2. Joint Filing Agreement, dated as of February 18, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                13D                      Page 8 of 9 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              THE WILLIS GROUP, LLC


February 18, 1998                             By:  /s/ MARK WILLIS
-----------------                                ------------------------------
   Date                                            Mark Willis, President



                                              /s/ MICHAEL T. WILLIS
                                              ---------------------------------
                                              Michael T. Willis



                                              /s/ MARK WILLIS
                                              ---------------------------------
                                              Mark Willis



                                              /s/ JAMES T. HARRIS
                                              ---------------------------------
                                              James T. Harris


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                   13D                    Page 9 of 9 Pages


                                 EXHIBIT INDEX


Exhibit

1. Amendment to Switch Agreement between EqualNet Holding Corp., EQ Acquisition Sub, Inc. and The Willis Group, LLC dated February 12, 1998.

2. Joint Filing Agreement, dated as of February 18, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.